UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Initial Filing

                                  Initio, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   457203-10-7
                                 (CUSIP Number)


                                ROBERT A. LERMAN
                               (Reporting Person)

                            Arnold N. Bressler, Esq.
                       One Pennsylvania Plaza, 49th Floor,
                  New York, New York 10119-0165-(212) 594-5300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 457203-10-7          Schedule 13D                          PAGE 1 of 4


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ROBERT A. LERMAN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. [ ]
                                                                b. [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

               PF, OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):
                                                               | |
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  17,165
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8        SHARED VOTING POWER

                  1,002,730
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9        SOLE DISPOSITIVE POWER

                  17,165
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10       SHARED DISPOSITIVE POWER

                  1,002,895
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,019,895
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.43%
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14       TYPE OF REPORTING PERSON*


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CUSIP NO. 457203-10-7          Schedule 13D                          PAGE 2 of 4


                  IN
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

CUSIP NO. 457203-10-7          Schedule 13D                          PAGE 3 of 4

         This initial Schedule 13D of Robert A. Lerman (the "SCHEDULE 13D") relates to a Debenture issued by Initio, Inc. and the underlying common stock, par value $.01 per share, issuable by Initio, Inc. upon conversion of the Debenture.

Item 1.

         This Schedule 13D relates to the Debenture described below and the shares of common stock, par value $.01 per share, to be issued upon conversion of the Debenture (the "COMMON STOCK"), of Initio, Inc., a Nevada corporation (the "COMPANY"). The address of the principal executive office of the Company is 2500 Arrowhead Drive, Carson City, Nevada 89706.

Item 2.  Identity and Background

         1.       (a)      Robert A. Lerman

                  (b) Mr. Lerman's business address is 651 Day Hill Road, Windsor, Connecticut 06095.

                  (c)      Mr. Lerman is a director of the Company.

            (d-e) During the last five years, Mr. Lerman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Mr. Lerman is a citizen of the United States.

Item 5.  Interest in Securities of the Issuer.

          (a)-(b) Mr. Lerman is the beneficial owner of 1,019,895 shares of the Company's common stock, assuming conversion of the Debenture, in addition to his other holdings. This represents 17.43% of the Company's issued and outstanding shares. Mr. Lerman's beneficial ownership is comprised of (i) 1,000,000 shares (the "CONVERSION SHARES") which may be acquired by Pioneer Ventures Associates Limited Partnership upon conversion of the convertible Subordinated Debenture due May 1, 2003 (as more fully described below) over which Mr. Lerman would have shared voting and dispositive power, if converted, (ii) 4,400 shares held by Robert and Ellen Lerman over which he has shared voting and dispositive power,
(iii) 1,960 and 3,500 shares held by Texas Enterprises, Inc. and Pioneer Capital Corp., respectively, which Mr. Lerman, as the owner of 50% of the issued shares of such corporations has shared voting and dispositive power, (iv) 9,935 shares held by the Robert A. Lerman Money Pension Plan & Trust, over which Mr. Lerman, as Trustee of the trust has sole voting and dispositive power and (v) 100 shares held by Ellen Lerman, his wife.



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CUSIP NO. 457203-10-7          Schedule 13D                          PAGE 4 of 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Robert A. Lerman, a director of the Company, is the President and a director of Pioneer Ventures Corp., the managing member of Ventures Management Partners LLC, the General Partner of Pioneer Ventures Associates Limited Partnership ("PVALP"); said general partner holds a 1% pecuniary interest in the Debentures and underlying securities. Further, Mr. John F. Ferraro, also an officer and director of Pioneer Ventures Corp., along with Mr. Lerman, serve as the sole two members of the Investment Committee of PVALP having the sole dispositive and voting authority over the subject securities.

         On February 25, 1998, the Company entered into the Debenture Commitment Agreement with PVALP pursuant to which PVALP has agreed to make certain loans to the Company to be repaid by the Company in accordance with the terms of convertible subordinated debentures (the "DEBENTURES"). PVALP has initially loaned $3,000,000 to the Company and the Company has issued the First Subordinated Debenture due May 1, 2003 (the "FIRST DEBENTURE"). The First Debenture is convertible in whole or in part at any time into that number of shares of Common Stock obtained by dividing the principal amount of the Debenture surrendered for conversion by the conversion price of $3.00 per share.

         The terms of the First Debenture include the condition that the principal stockholders of the Company (the "PRINCIPAL STOCKHOLDERS"), enter into a Voting Agreement with PVALP.

         The Voting Agreement provides that so long as there is any unpaid principal amount or interest outstanding under the Debentures or for so long as PVALP owns the Conversion Shares, the Principal Stockholders will vote all of their Common Stock for the election of PVALP's designee as a director of the Company. Such designee is Mr. Lerman who has been elected by the Company's Board of Directors. In addition, in the event of a default under the Debenture Commitment Agreement, the Principal Shareholders agree to elect that number of nominees to the Board of Directors designated by PVALP such that the Board of Directors becomes comprised of a majority of nominees of PVALP. The Principal Shareholders also agree to vote in favor of the PVALP nominees so long as any interest or principal remains unpaid, or for so long as PVALP owns the Conversion Shares.

         The Voting Agreement also provides that the Principal Shareholders may not transfer any Common Stock to any affiliate without PVALP's prior written consent. "Affiliate" is defined in the Voting Agreement as (a) any spouse, parent, parent-in-law, grandparent, grandchild, sibling, uncle, aunt, niece, nephew or first cousin of the transferor or (b) any person which the transferor directly or indirectly controls or (c) any transfer to a person if the transferor remains a beneficial owner, as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, of the transferred shares.

CUSIP NO. 457203-10-7          Schedule 13D                          PAGE 5 of 4

         Reporting Person disclaims any beneficial ownership in the Debentures or underlying common stock and this filing is not an admission of any claim of beneficial ownership or of any pecuniary interest in such securities except for 1% pecuniary interest held by the general partner.

Item 7.  Material to be Filed as Exhibits.

        The following are attached as exhibits hereto:

                  Exhibit 1.           Debenture Commitment Agreement, dated
                                       as of February 25, 1998, by and between
                                       the Company and PVALP incorporated by
                                       reference to Schedule 13D dated March 13,
                                       1998 of Martin Fox.

                  Exhibit 2. Convertible Subordinated Debenture due May 1, 2003 incorporated by reference to
                                       Schedule 13D dated March 13, 1998 of
                                       Martin Fox.

                  Exhibit 3. Voting Agreement, dated as of February 25, 1998, by and between PVALP and the Principal Stockholders incorporated by reference to Schedule 13D dated March 13, 1998 of Martin Fox.

                                   SIGNATURES

        After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                                  _____________________________
Dated as of: March 4, 1998                        Robert A. Lerman




INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)